Exhibit 3.2


1.8. Fixing Date for Determination of Stockholders of Record.

To determine the stockholders of record, the board of directors may fix a record date, provided that the record date shall not precede the date upon which the board adopts the resolution fixing the record date and provided further that the record date shall be: (a) in the case of determination of stockholders entitled to receive notice of or to vote at any meeting of stockholders or adjournment thereof, not more than 60 nor less than ten days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, in accordance with section 1.12 ; and (c) in the case of any other action, not more than 60 days prior to such other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board may choose to fix a new record date for the adjourned meeting.